RECEIVED
2004 AUG 18 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

August 10, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

04036328

To Whom It May Concern:

Enclosed please find the following documents:

- Summary of Business Results in First Quarter of FY2005
- Notice of Determination of Issuance Details of Stock Option (Subscription Rights of New Stock)

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

July 23, 2004

Summary of Financial and Business Results in First Quarter of FY2005 (Consolidation)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
(URL http://www.arisawa.co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)

Representative:	Title:	President and Chief Executive Officer	
	Name:	Sanji Arisawa	
Contact:	Title of Person in Charge:	Managing Operating Officer	(TEL: 025-524-7101)
	Name:	Yukio Takashima	

1. Matters related to Preparation of Financial Information of the First Quarter
   1) Adoption of simplified method of accounting: Yes
      Treatment of corporate tax, etc., by simplified method on the basis of statutory effective tax rate.
   2) Changes in accounting method in the recent consolidated accounting period: No
   3) Changes in the scope of application of consolidation and equity method: No

2. Summary of Financial and Business Results in First Quarter of FY2005 (From April 1, 2004 to June 30, 2004)
   (1) Progress of Business Results (Consolidation)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales		Operating profit		Ordinary profit		Quarter (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
First Quarter in FY2005	14,690	37.7	2,588	71.3	2,996	66.1	1,848	69.7
First Quarter in FY2004	10,668	30.3	1,511	56.8	1,803	73.4	1,088	81.7
(Reference) FY2004	48,629		7,532		8,345		5,150	

	Quarter (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
First Quarter in FY2005	56.18	55.61
First Quarter in FY2004	36.89	36.68
(Reference) FY2004	173.17	171.78

(Note) 1. Indication by percentage of sales amount, operating profit shows the increase or decrease rate from the First Quarter in the previous period.
2. Average number of shares during the period (consolidation):
Period ended June 30, 2004: 32,896,265 shares Period ended June 30, 2003: 29,517,529 shares

[Qualitative Information, etc., on the Progress of Business Results (Consolidation)]

In our business pursuits of the First Quarter, in the field of electronic materials, FPC materials have grown due to an increase in demand for digital home electric appliances. In the field of display materials, Fresnel lenses have grown due to an increase in demand for rear projection TVs and polarized films progressed favorably due

to an increase in demand for liquid crystal projectors.

As a result, sales in the First Quarter reached ¥14,690 million (an increase of 37.7% from the previous period), operating profit was ¥2,588 million (an increase of 71.3% from the previous period), ordinary profit was ¥2,996 million (an increase of 66.1% from the previous period) and net profit recorded ¥1,848 million (an increase of 69.7% from the previous period).

(2) Changes in Financial Status (Consolidation)

(Note) Amount is indicated by rounding down less than one million yen.

	Total Assets	Shareholder equity	Shareholder equity ratio	Shareholder equity per share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
First Quarter in FY2005	55,115	35,710	64.8	1,085.09
First Quarter in FY2004	45,803	30,088	65.7	1,017.30
(Reference) FY2004	53,410	35,101	65.7	1,174.57

(Note) Number of outstanding shares at the end of period (consolidation):
Period ended June 30, 2004: 32,910,289 shares Period ended June 30, 2003: 29,576,712 shares

[Status of Consolidated Cash Flows]

(Note) Amount is indicated by rounding down less than one million yen.

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
First Quarter in FY2005	1,705	800	Δ1,157	5,853
First Quarter in FY2004	1,061	Δ1,980	Δ653	4,200
(Reference) FY2004	5,934	Δ6,914	Δ285	4,503

[Qualitative Information, etc., of Changes in Financial Status (Consolidation)]

Total assets increased by ¥1,705 million from the end of the previous consolidated accounting period.

Among the major increases or decreases, notes and accounts receivable increased by ¥967 million for Current Assets. For Fixed Assets, tangible fixed assets increased by ¥595 million due to capital investment mainly in production facilities.

Among current liabilities, allowance for bonuses increased by ¥1,213 million and notes and accounts payable increased by ¥994 million and unpaid corporate tax, etc., decreased by ¥1,142 million due to defined payments.

Shareholder equity increased by ¥609 million, including exercise of stock option rights.

(Consolidated Cash Flows)

Cash flow from operating activities

Due to an increase in sales, cash inflow was ¥1,705 million, an increase of ¥644 million from the previous period.

Cash flow from investment activities

While the Company acquired tangible fixed assets of ¥1,012 million, as a result of cancellation of term deposits of ¥1,880 million to be appropriated as payment of corporate income tax, dividends, etc., cash inflow was ¥800 million.

Cash flow from financial activities

Due to payment of dividends, etc., cash outflow was ¥1,157 million.

3. Expected Consolidated Results in FY2005 (From April 1, 2004 to March 31, 2005)

(1) Correction of Interim Period (From April 1, 2004 to September 30, 2004)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Forecast announced last time	28,200	5,200	3,200
Forecast corrected this time	29,500	5,500	3,400
Increased or decreased amount	1,300	300	200
Increased or decreased rate (%)	4.6%	5.8%	6.3%

(Reference) Expected current net profit per share (interim period) 103 yen 31 sen

(2) Correction of Full-year (From April 1, 2004 to March 31, 2005)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Forecast announced last time	59,500	11,000	6,900
Forecast corrected this time	60,800	11,300	7,100
Increased or decreased amount	1,300	300	200
Increased or decreased rate (%)	2.2%	2.7%	2.9%

(Reference) Expected current net profit per share (full year) 215 yen 74 sen

[Qualitative Information, etc., of Forecast of Business Results]

Our business has progressed favorably due to an increase in demand for digital home electric appliances and rear projection TVs. Under such circumstances, we corrected our sales figures, ordinary profit and net profit upward as set forth in the above.

* As the above forecast was prepared on the basis of information available up to the date of announcement of this information, expected figures may differ from actual results depending on various uncertain factors in the future.

1. First Quarter Consolidated Financial Statement

1) Consolidated Balance Sheet

Item	End of Previous First Quarter Consolidated Accounting Period (As of June 30, 2003) Amount (thousand yen)		Com-position ratio (%)	End of Current First Quarter Consolidated Accounting Period (As of June 30, 2004) Amount (thousand yen)		Com-position ratio (%)	Consolidated Condensed Balance Sheet for Previous Consolidated Fiscal Year (As of March 31, 2004) Amount (thousand yen)		Com-position ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits		8,277,832			9,407,408			9,937,818	
2. Notes and accounts receivable		8,946,161			12,045,773			11,078,677	
3. Securities		160,611			160,660			160,652	
4. Inventories		4,645,314			5,867,711			5,368,251	
5. Deferred taxable assets		588,146			1,076,856			1,078,364	
6. Others		544,025			432,498			403,902	
Allowance for doubtful accounts		Δ22,893			Δ24,599			Δ21,327	
Total Current Assets		23,139,197	50.5		28,966,309	52.6		28,006,338	52.4
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings and structures	5,150,593			6,809,173			5,867,419		
(2) Machinery, equipment and delivery equipment	4,645,194			7,020,789			6,279,036		
(3) Land	1,567,699			1,567,699			1,567,699		
(4) Others	3,151,427	14,514,915	31.7	1,633,248	17,030,911	30.9	2,721,712	16,435,869	30.8
2. Intangible fixed assets		65,422	0.1		146,501	0.2		154,637	0.3
3. Investments and other assets									
(1) Investment securities	7,517,048			8,580,633			8,409,763		
(2) Deferred taxable assets	282,623			158,071			157,928		
(3) Others	308,985			263,888			267,506		
Allowance for doubtful debts	Δ25,153	8,083,504	17.7	Δ30,699	8,971,894	16.3	Δ21,589	8,813,609	16.5
Total Fixed Assets		22,663,842	49.5		26,149,307	47.4		25,404,115	47.6
Total Assets		45,803,040	100.0		55,115,617	100.0		53,410,454	100.0

Item	End of Previous First Quarter Consolidated Accounting Period (As of June 30, 2003) Amount (thousand yen)		Composition ratio (%)	End of Current First Quarter Consolidated Accounting Period (As of June 30, 2004) Amount (thousand yen)		Composition ratio (%)	Consolidated Condensed Balance Sheet for Previous Consolidated Fiscal Year (As of March 31, 2004) Amount (thousand yen)		Composition ratio (%)
(Liabilities)									
I. Current Liabilities									
1. Notes and accounts payable		8,804,800			11,227,871			10,233,968	
2. Short-term borrowings		386,911			196,000			196,000	
3. Accrued income tax and others		614,803			1,120,340			2,262,484	
4. Allowance for bonuses		1,756,498			3,066,774			1,853,978	
5. Others		3,696,849			3,461,324			3,356,640	
Total Current Liabilities		15,259,863	33.3		19,072,311	34.6		17,903,073	33.5
II. Fixed Liabilities									
1. Long-term borrowings		25,000			8,500			10,000	
2. Deferred taxable liabilities		290			79,771			83,919	
3. Reserve for severance payment		281,909			85,143			154,614	
4. Reserve for bonuses to retiring officers		127,479			140,137			136,816	
5. Consolidated adjustment account		5,084			4,014			4,281	
6. Others		15,116			15,274			15,938	
Total Fixed Liabilities		454,881	1.0		332,840	0.6		405,571	0.8
Total Liabilities		15,714,744	34.3		19,405,151	35.2		18,308,644	34.3
(Shareholders' Equity)									
I. Capital		6,494,225	14.2		6,849,017	12.4		6,802,636	12.7
II. Capital Surplus		5,606,510	12.2		5,961,073	10.8		5,914,708	11.1
III. Earned Surplus		17,869,497	39.0		22,489,824	40.8		21,931,537	41.1
IV. Other Differences from Appreciation of Securities		167,668	0.4		544,412	1.0		550,945	1.0
V. Exchange Conversion Adjustment Settlement		Δ9,621	Δ0.0		Δ33,019	Δ0.0		Δ37,079	Δ0.1
VI. Treasury Stock		Δ39,982	Δ0.1		Δ100,842	Δ0.2		Δ60,939	Δ0.1
Total Shareholders' Equity		30,088,296	65.7		35,710,465	64.8		35,101,810	65.7
Total Liabilities, Minority Interest and Shareholders' Equity		45,803,040	100.0		55,115,617	100.0		53,410,454	100.0

2) Consolidated Income Statement

	Previous First Quarter Consolidated Accounting Period (From April 1, 2003 to June 30, 2003)			Current First Quarter Consolidated Accounting Period (From April 1, 2004 to June 30, 2004)			Consolidated Condensed Income Statement for Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)		
Item	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales		10,668,402	100.0		14,690,019	100.0		48,629,342	100.0
II. Sales Cost		8,235,642	77.2		10,992,825	74.8		37,293,195	76.7
Gross profit on sales		2,432,760	22.8		3,697,194	25.2		11,336,147	23.3
III. Selling and General Administration Expenses		921,491	8.6		1,108,358	7.5		3,803,938	7.8
Operating Profit		1,511,268	14.2		2,588,835	17.7		7,532,208	15.5
IV. Non-operating Revenue		351,500	3.3		437,098	3.0		1,276,691	2.6
V. Non-operating Expenses		58,824	0.6		29,356	0.2		463,726	1.0
Ordinary Profit		1,803,944	16.9		2,996,578	20.5		8,345,173	17.1
VI. Extraordinary Profit		-	-		-	-		156,920	0.3
VII. Extraordinary Losses		35,695	0.3		10,855	0.1		337,919	0.7
Current net profit before adjustment of taxes, etc.		1,768,248	16.6		2,985,723	20.4		8,164,174	16.7
Corporate income tax, local residence tax, and enterprise tax	679,353			1,137,545			3,528,333		
Adjustment of corporate income tax, etc.	-	679,353	6.4	-	1,137,545	7.8	Δ515,092	3,013,240	6.1
Current net profit		1,088,894	10.2		1,848,178	12.6		5,150,934	10.6

3) Consolidated Surplus Statement

	Previous First Quarter Consolidated Accounting Period (From April 1, 2003 to June 30, 2003)		Current First Quarter Consolidated Accounting Period (From April 1, 2004 to June 30, 2004)		Consolidated Condensed Surplus Statement for Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)	
Item	Amount (thousand yen)		Amount (thousand yen)		Amount (thousand yen)	
(Capital surplus)						
I. Balance at the beginning of period		5,491,071		5,914,708		5,491,071
II. Increase in capital surplus						
1. Issuance of new shares due to capital increase	115,438	115,438	46,364	46,364	423,637	423,637
III. Balance at the end of period		5,606,510		5,961,073		5,914,708
(Earned surplus)						
I. Balance at the beginning of period		17,437,129		21,931,537		17,437,129
II. Increase in earned surplus						
1. Current net profit	1,088,894	1,088,894	1,848,178	1,848,178	5,150,934	5,150,934
III. Decrease in earned surplus						
1. Dividends	616,236		1,284,863		616,236	
2. Bonuses for directors	40,290	656,526	5,028	1,289,891	40,290	656,526
IV. Balance at the end of the period		17,869,497		22,489,824		21,931,537

4) Consolidated Cash Flow Statement

	Previous First Quarter Consolidated Accounting Period (From April 1, 2003 to June 30, 2003)	Current First Quarter Consolidated Accounting Period (From April 1, 2004 to June 30, 2004)	Consolidated Condensed Cash Flow for Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)
Item	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
I. Cash flow from operation activities			
Current net profit before adjustment of taxes, etc.	1,768,248	2,985,723	8,164,174
Depreciation	386,801	576,473	1,988,868
Amortization of consolidated account adjustment	Δ267	Δ267	Δ1,070
Investment profit by equity method	Δ287,035	Δ339,163	Δ897,443
(Profit) loss on sale of investment securities	3,182	-	Δ156,744
(Profit) loss on sale of fixed assets	-	-	258
Expenses for shares issued	1,533	1,513	7,071
Loss on retirement of tangible fixed assets	32,513	2,295	34,284
Loss on appreciation of investment securities	-	-	303,375
(Profit) loss on conversion	4,684	Δ2,299	98,778
Increase (decrease) in reserve for bonuses to retiring officers	Δ41,574	3,320	Δ32,236
Increase in allowance for bonuses	662,740	1,212,796	760,221
Increase (decrease) in reserve for retirement benefits	Δ9,802	Δ69,470	Δ137,098
Increase (decrease) in allowance for doubtful accounts	3,988	12,382	Δ1,141
Interest and dividends received	Δ14,140	Δ14,680	Δ69,329
Interest paid	2,715	910	5,387
(Increase) decrease in sales receivables	Δ245,003	Δ959,860	Δ2,370,585
(Increase) decrease in inventories	Δ411,315	Δ499,460	Δ1,134,252
Increase (decrease) in purchase liabilities	373,979	993,902	1,803,147
Increase (decrease) in accrued consumption tax, etc.	Δ95,040	13,868	25,425
(Increase) decrease in other assets	Δ24,227	2,735	2,347
Increase (decrease) in other liabilities	468,926	Δ119,501	236,892
Bonuses to officers paid	Δ40,290	Δ5,028	Δ40,290
Subtotal	2,540,617	3,796,187	8,590,042
Interest and dividends received	196,268	210,978	250,757
Interest paid	Δ1,941	Δ802	Δ5,045
Corporate income tax, etc., paid	Δ1,673,697	Δ2,301,051	Δ2,901,522
Cash flow from operation activities	1,061,247	1,705,311	5,934,232

	Previous First Quarter Consolidated Accounting Period (From April 1, 2003 to June 30, 2003)	Current First Quarter Consolidated Accounting Period (From April 1, 2004 to June 30, 2004)	Consolidated Condensed Cash Flow for Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)
Item	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
II. Cash flow from investment activities			
Expenditure for placement in term deposits	Δ2,810,000	-	Δ5,770,000
Revenue from refund of term deposits	2,551,941	1,880,000	4,099,700
Expenditure for acquisition of tangible fixed assets	Δ1,500,432	Δ1,012,257	Δ5,212,834
Revenue from sale of tangible fixed assets	-	-	308
Expenditure for acquisition of investment securities	Δ66,608	Δ51,099	Δ491,704
Revenue from sale of investment securities	4,429	-	621,838
Expenditure for lending	Δ154,337	Δ20,887	Δ250,385
Revenue from collection of loans	757	4,547	191,669
Others	Δ6,647	-	Δ103,438
Cash flow from investment activities	Δ1,980,897	800,303	Δ6,914,846
III. Cash flow from financing activities			
Net increase (decrease) in short-term borrowings	Δ273,133	-	Δ432,000
Expenditure for repayment of long-term borrowings	Δ6,000	Δ1,500	Δ39,000
Proceeds from stocks issued	229,421	91,232	840,494
Expenditure for repurchase	Δ17,897	Δ39,902	Δ38,854
Dividends paid	Δ585,566	Δ1,207,256	Δ615,944
Cash flow from financing activities	Δ653,176	Δ1,157,427	Δ285,304
IV. Conversion difference in cash and cash equivalents	614	1,412	Δ3,812
V. Increase (decrease) in cash and cash equivalents	Δ1,572,210	1,349,599	Δ1,269,731
VI. Balance of cash and cash equivalents at the beginning of year	5,773,168	4,503,437	5,773,168
IX. Balance of cash and cash equivalent as of the end of the period	4,200,957	5,853,036	4,503,437

July 23, 2004

Summary of Financial and Business Results in First Quarter of FY2005 (Individual)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
(URL http://www.arisawa.co.jp) (Code No. 5208, Tokyo Stock Exchange, 1st Section)

Representative: Title: President and Chief Executive Officer
Name: Sanji Arisawa
Contact: Title of Person in Charge: Managing Operating Officer (TEL: 025-524-7101)
Name: Yukio Takashima

1. Matters related to Preparation of Financial Information of the First Quarter
   1) Adoption of simplified method of accounting: Yes

      Treatment of corporate tax, etc., by simplified method on the basis of statutory effective tax rate.

   2) Changes in accounting method in the recent accounting period: No

2. Summary of Financial and Business Results in First Quarter of FY2005 (From April 1, 2004 to June 30, 2004)
   (1) Progress of Business Results (Individual)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales		Operating profit		Ordinary profit		Quarter (current) net profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
First Quarter in FY2005	13,855	42.9	2,368	73.6	2,643	68.7	1,579	72.4
First Quarter in FY2004	9,695	28.3	1,364	41.2	1,566	66.7	916	70.4
(Reference) FY2004	45,267		6,980		7,252		4,271	

	Quarter (current) net profit per share	Quarterly (current) fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
First Quarter in FY2005	48.03	47.54
First Quarter in FY2004	31.05	30.87
(Reference) FY2004	143.73	142.58

(Note) 1. Indication by percentage of sales amount, operating profit shows the increase or decrease rate from the First Quarter in the previous period.

2. Average number of shares during the period (consolidation):
Period ended June 30, 2004: 32,896,265 shares Period ended June 30, 2003: 29,517,529 shares

(Reference) Sales Amount by Segment

	First Quarter of FY2005		First Quarter of FY2004		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	7,325	52.9%	4,932	50.9%	48.5%
Display materials	4,911	35.4%	3,186	32.8%	54.1%
Electric insulation materials	806	5.8%	706	7.3%	14.3%
Industrial-use structural materials	607	4.4%	648	6.7%	Δ6.4%
Related goods	206	1.5%	222	2.3%	Δ7.4%
Total	13,855	100.0%	9,695	100.0%	42.9%

(2) Changes in Financial Status (Individual)

(Note) Amount is indicated by rounding down less than one million yen.

	Total Assets	Shareholder equity	Shareholder equity ratio	Shareholder equity per share
	Millions of Yen	Millions of Yen	%	(Yen, Sen)
First Quarter in FY2005	48,102	29,978	62.3	910.92
First Quarter in FY2004	40,057	25,585	63.8	865.07
(Reference) FY2004	46,744	29,636	63.4	991.84

(Note) Number of outstanding shares at the end of period (consolidation):
Period ended June 30, 2004: 32,910,289 shares Period ended June 30, 2003: 29,576,712 shares

3. Expected Individual Results in FY2005 (From April 1, 2004 to March 31, 2005)

(1) Correction of Interim Period (From April 1, 2004 to September 30, 2004)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Forecast announced last time	26,700	4,550	2,700
Forecast corrected this time	28,000	4,850	2,900
Increased or decreased amount	1,300	300	200
Increased or decreased rate (%)	4.9%	6.6%	7.4%

(Reference) Expected current net profit per share (interim period) 88 yen 12 sen

(2) Correction of Full-year (From April 1, 2004 to March 31, 2005)

(Note) Amount is indicated by rounding down less than one million yen.

	Sales	Ordinary profit	Current net profit
	Millions of Yen	Millions of Yen	Millions of Yen
Forecast announced last time	56,450	9,550	5,600
Forecast corrected this time	57,750	9,850	5,800
Increased or decreased amount	1,300	300	200
Increased or decreased rate (%)	2.3%	3.1%	3.6%

(Reference) Expected current net profit per share (full year) 176 yen 24 sen

[Qualitative Information, etc., of Forecast of Business Results]

Our business has progressed favorably due to an increase in demand for digital home electric appliances and rear projection TVs. Under such circumstances, we corrected our sales figures, ordinary profit and net profit upward as set forth in the above.

* As the above forecast was prepared on the basis of information available up to the date of announcement of this information, expected figures may differ from actual results depending on various uncertain factors in the future.

2. First Quarter Financial Statement

1) Balance Sheet

Item	End of Previous First Quarter Accounting Period (As of June 30, 2003) Amount (thousand yen)		Composition ratio (%)	End of Current First Quarter Accounting Period (As of June 30, 2004) Amount (thousand yen)		Composition ratio (%)	Condensed Balance Sheet for Previous Fiscal Year (As of March 31, 2004) Amount (thousand yen)		Composition ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits	7,420,224			8,430,302			8,977,767		
2. Notes receivable	1,586,290			1,654,246			1,487,385		
3. Accounts receivable	6,531,796			9,256,776			8,550,244		
4. Inventories	3,357,432			4,593,804			4,165,888		
5. Deferred taxable assets	493,298			939,992			939,992		
6. Others	1,354,132			1,276,421			1,245,735		
Allowance for doubtful accounts	Δ9,792			Δ12,410			Δ10,927		
Total Current Assets		20,733,381	51.8		26,139,134	54.3		25,356,086	54.2
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings	4,615,189			6,199,287			5,304,532		
(2) Machinery and Equipment	4,473,811			6,830,094			6,099,997		
(3) Land	1,407,391			1,407,391			1,407,391		
(4) Construction in progress	2,958,628			1,410,727			2,502,952		
(5) Others	426,453			580,190			498,158		
Total tangible fixed assets	13,881,474			16,427,692			15,813,033		
2. Intangible fixed assets	40,934			141,674			149,648		
3. Investments and other assets									
(1) Investment securities	2,394,864			2,525,144			2,643,924		
(2) Stocks of affiliated companies	1,995,209			2,097,471			1,935,983		
(3) Deferred taxable assets	115,575			-			-		
(4) Others	910,894			797,206			865,079		
Allowance for doubtful debts	Δ15,216			Δ26,070			Δ19,741		
Total investments and other assets	5,401,327			5,393,751			5,425,245		
Total Fixed Assets		19,323,736	48.2		21,963,117	45.7		21,387,927	45.8
Total Assets		40,057,118	100.0		48,102,252	100.0		46,744,014	100.0

Item	End of Previous First Quarter Accounting Period (As of June 30, 2003) Amount (thousand yen)		Composition ratio (%)	End of Current First Quarter Accounting Period (As of June 30, 2004) Amount (thousand yen)		Composition ratio (%)	Condensed Balance Sheet for Previous Fiscal Year (As of March 31, 2004) Amount (thousand yen)		Composition ratio (%)
(Liabilities)									
I. Current Liabilities									
1. Notes payable	4,253,006			4,516,206			4,474,039		
2. Accounts payable	3,996,737			6,035,879			5,051,880		
3. Short-term borrowings	210,000			190,000			190,000		
4. Accrued income tax and others	577,491			1,039,169			2,112,387		
5. Equipment notes payable	1,795,406			1,950,643			1,410,457		
6. Allowance for bonuses	1,519,826			2,685,755			1,612,263		
7. Others	1,762,348			1,433,575			1,912,379		
Total Current Liabilities		14,114,817	35.3		17,851,229	37.1		16,763,407	35.9
II. Fixed Liabilities									
1. Deferred taxable liabilities	-			79,719			83,919		
2. Reserve for bonuses to retiring officers	124,531			140,137			136,816		
3. Reserve for severance payment	218,726			39,346			109,176		
4. Others	13,116			13,274			13,938		
Total Fixed Liabilities		356,374	0.9		272,478	0.6		343,851	0.7
Total Liabilities		14,471,192	36.2		18,123,707	37.7		17,107,258	36.6
(Shareholders' Equity)									
I. Capital		6,494,225	16.2		6,849,017	14.2		6,802,636	14.6
II. Capital Surplus									
1. Capital reserve	5,606,510			5,961,073			5,914,708		
Total capital surplus		5,606,510	14.0		5,961,073	12.4		5,914,708	12.7
III. Earned Surplus									
1. Revenue reserve	748,262			748,262			748,262		
2. Voluntary reserve	11,012,298			12,709,643			11,012,298		
3. Current unappropriated retained earnings	1,595,948			3,263,623			4,665,837		
Total Earned Surplus		13,356,508	33.3		16,721,529	34.8		16,426,398	35.1
IV. Other Differences from Appreciation of Securities		168,664	0.4		547,765	1.1		553,951	1.2
V. Treasury Stock		Δ39,982	Δ0.1		Δ100,842	Δ0.2		Δ60,939	Δ0.2
Total Shareholders' Equity		25,585,925	63.8		29,978,544	62.3		29,636,755	63.4
Total Liabilities and Shareholders' Equity		40,057,118	100.0		48,102,252	100.0		46,744,014	100.0

2) Income Statement

Item	Previous First Quarter Accounting Period (From April 1, 2003 to June 30, 2003) Amount (thousand yen)		(%)	Current First Quarter Accounting Period (From April 1, 2004 to June 30, 2004) Amount (thousand yen)		(%)	Condensed Income Statement for Previous Fiscal Year (From April 1, 2003 to March 31, 2004) Amount (thousand yen)		(%)
I. Sales		9,695,203	100.0		13,855,413	100.0		45,267,009	100.0
II. Sales Cost		7,544,325	77.8		10,466,707	75.5		34,896,870	77.1
Gross profit on sales		2,150,877	22.2		3,388,706	24.5		10,370,138	22.9
III. Selling and General Administration Expenses		786,681	8.1		1,019,978	7.4		3,389,235	7.5
Operating profit		1,364,196	14.1		2,368,728	17.1		6,980,902	15.4
IV. Non-operating Revenue		310,142	3.2		345,484	2.5		823,134	1.8
V. Non-operating Expense		107,407	1.1		70,604	0.5		551,358	1.2
Ordinary profit		1,566,932	16.2		2,643,607	19.1		7,252,679	16.0
VI. Extraordinary Profit		-	-		-	-		155,666	0.3
VII. Extraordinary Losses		35,695	0.4		8,000	0.1		336,977	0.7
Pretax current net profit		1,531,236	15.8		2,635,607	19.0		7,071,368	15.6
Corporate income tax, local residence tax, and enterprise tax	614,678			1,055,612			3,309,000		
Adjustment of corporate income tax, etc.	-	614,678	6.3	-	1,055,612	7.6	Δ508,801	2,800,198	6.2
Current net profit		916,557	9.5		1,579,995	11.4		4,271,170	9.4
Profit carried forward from the previous term		679,390			1,683,628			679,390	
Assumed unappropriated losses by merger		-			-			Δ284,722	
Current unappropriated retained earnings		1,595,948			3,263,623			4,665,837	

To Our Shareholders

August 4, 2004

Name of Listed Company:	Arisawa Manufacturing Co., Ltd.
Representative:	President and Chief Executive Officer: Sanji Arisawa
Address:	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.:	5208
Listed Stock Exchange:	Tokyo Stock Exchange, 1st Section
Contact:	Title of Person in Charge: Director & Managing Operating Officer: Yukio Takashima TEL: (025) 524-5124

Notice of Determination of Issuance Details of Stock Option (Subscription Rights of New Shares)

Based on the resolutions of the 56th General Meeting of Shareholders, held on June 29, 2004 and the meeting of the Board of Directors held on the same day, under the provisions of the Commercial Code, Article 280-20 and Article 280-21, the details of issuance of Subscription Rights, to be issued as stock options, have been determined as follows. Accordingly, we have sent you this notice.

1. Issue Date of Subscription Rights of New Shares	August 4, 2004
2. Number of Issues of Subscription Rights of New Shares	2,334
3. Issue Price of Subscription Rights of New Shares	Free
4. Type and number of stocks that become object of Subscription Rights of New Shares	Common Stock of the Company: 233,400 shares (Number of shares that become object of each Subscription Right: 100 shares)
5. Paid-up amount at the time of exercising Subscription Rights of New Shares	4,832 yen per share
6. Total amount of common stocks of the Company issued by the exercise of Subscription Rights of New Shares	1,127,788,800 yen
7. Exercise Period of Subscription Rights of New Shares	From July 1, 2006 to June 30, 2009
8. Amount to be incorporated in capital from the issue price in the case of issuance of new shares by the exercise of Subscription Rights of New Shares	2,416 yen per share
9. Number of persons who will be granted Subscription Rights of New Shares	Subscription Rights will be granted to a total of 229 persons including employees of the Company, directors and employees of our wholly owned subsidiaries, directors of our subsidiaries and directors of our affiliates.

[Reference]

(1) The date when the resolution was adopted by the Board of Directors for the resolution at the General Meeting of Shareholders	May 20, 2004
(2) The date when the resolution was adopted at the General Meeting of Shareholders	June 29, 2004